Filed by Virgin Media Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.
Commission File No.: 000-50886

VIRGIN MEDIA AND LIBERTY GLOBAL

CUSTOMER Q&A

Answering our customers’ questions about the deal announcement

You will hopefully have seen the news on Home that we’ve announced our intention <link> to create the world’s largest broadband communications company with Liberty Global.  We expect there will be a lot of interest in the media about this news and our customers may have questions about what this deal means for them.

Broadly speaking, it will be business as usual for everyone - so our customers should be reassured that:

•                  We’ll continue to provide them with the great value products and brilliant customer service they love.

•                  We’re still Virgin Media and they’re still Virgin Media customers.

•                  In the future, as part of a bigger organisation we’ll have even more opportunities to offer great products and services.

•                  And, as ever, we’d tell them about any changes to their services in advance.

To help you answer any specific customer questions, we’ve listed some Q&As below.

What’s the news?

Liberty Global and Virgin Media have agreed a deal to create the world’s largest broadband communications company. The new company will continue to offer all of the fantastic broadband, TV, mobile and telephony services that we currently offer.

Will the Virgin Media name change?

No, the Virgin Media name means a lot to us and we intend to keep it in the UK.  So our customers will still very much be Virgin Media customers.

Will Sir Richard Branson still be involved in the company?

We will still proudly carry the Virgin Media name and he is a very important part of that.

Who is Liberty Global?

Liberty Global is currently the world’s second biggest cable company.  The company operates in 13 countries around the world, mainly in Europe, and has around 20 million customers.  The company also offers their customers a range of great broadband, TV and entertainment services.

Why have Virgin Media decided to join with Liberty Global?

As part of a much bigger company, Virgin Media will be able to provide a greater choice of service features and products for our customers.

Will my services change as a result of this merger?

Not in the short term but in the future, by being part of a bigger international company, we will have even more expertise to call upon to develop more great value products.

What does this mean for Virgin Media TiVo and our other products?

We know our customers love TiVo and they will continue to get this fantastic service.   Liberty Global also has a really strong track record in creating brilliant TV products and customers will be able to benefit from any improvements that we might make to our products in the future.

Will prices change as a result of this merger?

Customers will continue to receive fantastic bundles packed with great value features.  Whilst we regularly review our pricing and bundles, there will be no changes in pricing as a result of this deal.

Will I notice any other changes to my service or bills?

No.  All customers will continue to receive the same service that they’re getting now.  We would always tell our customers first if there were any changes.

Will this mean Virgin Media call centres will be moved to other parts of Europe?

We don’t expect any changes. Liberty Global doesn’t serve any other countries that has English as a first language, so this would seem unlikely.

Will there be any job losses for Virgin Media?

Liberty Global doesn’t have any similar operations in the UK, so we’re not expecting any job losses for our customer facing teams.  There might be a small number of corporate roles that are lost, but the people who serve our customers are not going anywhere.  In fact, Virgin Media is continuing to recruit people for customer-facing roles.

Some legal notes…

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                 The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2011, or the 2011 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 21, 2012 and on Form 10-Q as filed with the SEC on October 31, 2012. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.